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02005344

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 40571

U.S. POST OFFICE DELAYED

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/00 (MM/DD/YY) AND ENDING 10/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Gabor & Co, Inc

FIRST CALIFORNIA SECURITIES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2515 SCOTT BLVD
(No. and Street)

SANTA CLARA (City) CA (State) 95050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXANDER GABOR 408/982-5959
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELACRUZ , ANGELES Q.
(Name — if individual, state last, first, middle name)

827 LAKECHIME DR (Address) SUNNYVALE (City) CA (State) 94089 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 31 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALEXANDER GABOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST CALIFORNIA SECURITIES, as of OCTOBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

THE COMPANY AND DIRECTORS TRADE THEIR OWN ACCOUNT

REGISTERED UNDER OWN NAME, CLASSIFIED AS CUSTOMERS

Alexander Gabor
Signature

PRESIDENT
Title

Shirley R. Roberts
Notary Public
Shirley R. Roberts


SHIRLEY R. ROBERTS
Commission # 1246322
Notary Public - California
Sacramento County
My Comm. Expires Dec 19, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALANCE SHEET
of
FIRST CALIFORNIA SECURITIES
as of October 31, 2001.

ASSETS:			
Current Assets			
Cash	$ 314,369		
Money market Mutual Funds	11,215		
Commissions receivable	26,364		
Other receivables	52,762		
Total current assets:			$ 404,710
Fixed assets			
Furnitures and fixtures	$ 48,667		
Accumulated depreciation	(34,247)		
Net fixed assets:			$ 14,420
Total assets:			**$ 419,130**
LIABILITIES & SHAREHOLDERS' EQUITY:			
Current Liabilities			
Commissions and other payables	$ 188,239		
Payroll taxes payable	38,107		
Clearing charges paybale	7,882		
Total current liabilities			$ 234,228
Shareholders' Equity			
Common stock	$ 65,000		
Paid in capital	159,000		
Total capital stock		$ 224,000	
Retained earnings		(39,098)	
Total shareholders' Equity			$ 184,902
Total liabilities & shareholders' equity:			**$ 419,130**

ANGELES Q. DELA CRUZ
Certified Public Accountant

827 Lakechime Drive | **Sunnyvale, California** | **94089-2541**

Board of Directors
Alexander Gabor & Company, Inc.
Dba First California Securities

Independent Auditor's Report

I have examined the accompanying balance sheet of Alexander Gabor & Company, Inc., dba First California Securities as of October 31, 2001 and the related statements of income and retained earnings and cash flow for the year then ended. The financial statements are the responsibility of the management. My responsibility is to express an opinion on these financial statements based upon my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Gabor & Company, Inc., dba First California Securities as of October 31, 2001 and the results of its operation and cash flow for the year then ended in conformity with generally accepted accounting principles.



Angeles Q. Dela Cruz, CPA

December 18, 2001